

Annual Report

2021

Annual Report 2021

Throughout this document, mentions of BNNano refer to BNNano, a corporation formed on December 22, 2016 in North Carolina (the “Company”). The Company’s physical address is 2119 West Webb Ave, Burlington, North Carolina 27519.

You may contact the Company by emailing steve.wilcenski@bnnano.com. This annual report is posted on the Company’s website, www.bnnano.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

BNNano ("BNNano, Inc." or "Company") is a corporation formed on December 22, 2016, in North Carolina. The Company's physical address is 2119 West Webb Ave, Burlington, NC 27519. The Company's web site may be accessed at www.bnnano.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Jason Taylor

Board positions with BNNano

Dates	Position	Principal Occupation
2017 - Present	Board Member	Board Member

Positions with BNNano

Dates	Position	Responsibilities
2017 - Present	CTO/Co-Founder,	CTO and Co-Founder,

Dates	Organization	Title, Principal Business, and Responsibilities
N/A	N/A	N/A

Steve Wilcenski

Board positions with BNNano

Dates	Position	Principal Occupation
2017 - Present	Board Member	Board Member

Positions with BNNano

Dates	Position	Responsibilities
2017 - Present	CEO & Co-founder	CEO

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
N/A	N/A	N/A

Theodore Kalmbach

Board positions with BNNano

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with BNNano

Dates	Position	Responsibilities
2020 - Present	CSO	Chief Strategy Officer

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
N/A	N/A	N/A

Mark Edmond

Board positions with BNNano

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with BNNano

Dates	Position	Responsibilities
2017 - Present	Dir. of Operations	Director of Operations

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
N/A	N/A	N/A

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Steve Wilcenski owns 5,000,000 shares of Common Stock, representing a voting power of 40.34%.

Jason Taylor owns 5,000,000 shares of Common Stock, representing a voting power of 40.34%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

BNNano, Inc. is an advanced manufacturing company that pioneered the patent-pending NanoBarb, a unique and enhanced Boron Nitride Nanotube, that when added to commodities, improves their natural properties changing them into extraordinary materials.

BNNano believes small things change the world and are working to transform commodity materials and bring manufacturing jobs back to the United States.

At BNNano, we are leveraging innovations in cutting edge materials science to transform, revitalize, and revolutionize industrial commodities. We are an advanced manufacturing company that pioneered the patent-pending NanoBarb™, a unique and enhanced Boron Nitride Nanotube. When added to common materials, the NanoBarb™ improves their natural properties, changing them into extraordinary materials.

BNNano is currently one of few companies in the world with a commercially viable manufacturing process for Boron Nitride Nanotubes. Our costs are orders of magnitude lower than most of our competitors, our quality is higher, and our IP portfolio protects our Boron Nitride NanoBarb™.

NanoBarbs™ is a unique and enhanced Boron Nitride Nanotube, that when added to commodities, improves their natural properties changing them into extraordinary materials.

The transformational improvements of our products and technologies are adding value to commodity materials.

But what does that mean?

It means that aluminum becomes as strong as steel or titanium. ;

It means that copper can provide advanced thermal management solutions.;

It means polyester can behave like Kevlar.;

It means heat sinks can be made of plastic.;

It means our materials can provide new capabilities in water purification, fire prevention and enable hypersonic travel just to name a few.;

We have focused on several market opportunities wherein the NanoBarbTM provides significant and meaningful value to our customers.

BNNano's NanoBarbTM Powder is being applied in Additive Manufacturing. This industry is undergoing exponential growth given it's lower resource requirements, faster production cycle, and production flexibility. When our product is added, it augments performance with direct application and revenue opportunities in 3D printing, automotive, aerospace, and numerous other industries currently estimated at an $8 Billion market.

Our NanoBarbTM Enhanced Copper addresses a $20 billion market opportunity. Our product improves thermal management of electronic components allowing for increased reliability, increased premature failure, faster microprocessor operation, and higher performance.

Our NanoBarbTM Enhanced Aluminum has immediate applications within the light-weighting industry. Benefits include decreased weight, improved performance, increased fuel efficiencies, and increased vehicle load while maintaining and often improving strength and energy absorption. The current light-weighting market is $200 billion.

5. How many employees does the Company currently have? (§ 227.201(e))

BNNano, Inc. currently has 6 employees

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business. The UnitedStates and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the UnitedStates and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19

6

continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

4. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

5. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

6. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or

other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

7. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

8. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

9. Neither the Offering Or the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

10. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

11. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-UnitedStates jurisdiction, the Securities have transfer restrictions and cannot be resold in the UnitedStates except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

12. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

13. The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

14. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

15. There is no present public market for these Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

16. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	100,000,000	12,395,447	Yes	
Preferred Stock	20,000,000	0	Yes	

Those investors that participated in our offering via Netcapital have given their voting rights to a record owner, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for investors pursuant to the record ownership an voting agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The price of the Securities was determined solely by Management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of BNNano, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in BNNano and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Safe	$600,000	none	none
Safe 2	$645,000	none	none
Safe 3	$220,000	none	none

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
12/2019	Common Stock	$139,000	Reg D. 506(b)	Payroll and New Hires Researchand Development Product Development - Boron Nitride NanoBarbs Intellectual Property - Patent Filings
12/2020	Common Stock	$251,400	Reg D. 506(b)	Payroll and New Hires Research and Development Capital Equipment Product Development - Master Alloys Intellectual Property - Patent Filings
05/2021	Common Stock	$55,150	Reg D. 506(b)	
09/2021	Common Stock	$1,069,655	Section 4(a)(6)	Capital expansion and facilities upgrade; add key team members to grow the business; accelerate product development; research and development; add to intellectual property portfolio; support operations.

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

DOES NOT APPLY

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

BNNano, Inc. is a new company that is still in the early stages of development.

In the year ended December 31, 2021, our net sales amounted to $125,324 resulting in a gross profit of $97,479. In the year ended December 31, 2021 the Company was able to raise $1,015,445 through a Reg CF offering via Netcapital. During the same year the Company also received $219,449 in capital contributions. In February 2021, a Paycheck Protection Program (PPP) loan from 2020 in the amount of $61,800 was forgiven.

Our operating expenses for the years ended on December 31, 2021, amounted to $944,666, total expenses amounted to $891,994 which resulted in losses of $794,514. For the year ended December 31, 2021 equity-based compensation amounted to $0 and the most of the funds were used for salaries & wages as well as legal and professional fees.

In the year ended December 31, 2020, our net sales amounted to $48,283 resulting in a gross profit of $39,903. In the year ended December 31, 2019, our net sales amounted to $50,851 resulting in a gross profit of $45,729.

Our operating expenses for the years ended on December 31, 2020 and 2019, amounted to $2,239,842 and 1,227,557, which resulted in losses of $2,211,223 and $1,208,527, respectively. Most of the operating expenses consisted of non-cash expenses. For the years ended December 31, 2020 and 2019, equity-based compensation amounted to $1,661,179 and $729,749 and depreciation amounted to $44,984 and 71,010, respectively.

Our monthly burn rate is approximately $50,000, with an average allocation of 50% towards salaries and wages, 10% to general and administrative costs, and 10% to research and development. In addition, in 2020, the company had an equity compensation non-cash expense of approximately $1,600,000. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

With this raise, we plan to allocate a higher percentage to product development, as well as to payroll and new hiring. We believe these activities will result in the traction we will need to court venture capital funding. We intend to raise up to a $5,000,000 round in 2021.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

BNNano has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

BNNano will file a report electronically with the SEC annually and post the report on its web site www.bnnano.com no later than 120 days after the end of each fiscal year covered by the report.

DocuSigned by:

Steve Wilcenski

I, _____("Full name") certify that:
　　4B678A2DA29B473

(1) the financial statements of ____BNNano, Inc.___("Company name") included in this Form are true andcomplete in all material respects; and

(2) the tax return information of ___BNNano, Inc.__("Company name") included in this Form reflects accurately the information reported on the tax return for __BNNano, Inc._ ("Company name") filed for thefiscal year ended 12/31/2021.

Full name: Steve Wilcenski

Position:　CEO

Date:　4/22/2022

—

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

BNNano, Inc.
Statements of Comprehensive Income
(Unaudited)

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Revenue	$ 125,324	$ 48,283
COGS	(27,845)	(8,381)
Gross Profit	97,480	39,903
Expenses:		
Equity Based Compensation	-	1,661,179
Salaries & Wages	429,444	349,491
Payroll Tax - FICA	145,269	-
Payroll Tax - FUTA	59	-
General & Administrative	-	54,634
Depreciation	32,918	44,984
Amortization	6,086	-
Legal and Professional	59,999	43,257
Research and Development	38,080	41,231
Advertising & Marketing	47,695	24,389
Rent	29,771	20,676
Repairs & Maintenance	22,858	-
Meals & Entertainment	9,311	-
Commissions & Fees	13,625	-
Contractors	9,681	-
Insurance	9,943	-
Bank Charges & Fees	1,329	-
Job Materials	1,516	-
Job Supplies	1,258	-
Raw Materials	4,414	-
Office Expense	13,192	-
Security Expense	69	-
Shipping and Delivery Expense	8,624	-
Travel	36,688	-
Utilities	22,834	-
Total expenses	(944,666)	(2,239,842)
Interest Expense	(3,302)	(5,690)
Tax Expense	(5,826)	(5,593)
PPP Loan Forgiveness	61,800	-
Total Other Income (Expense)	52,672	(11,284)
Total expenses	(891,994)	(2,251,126)
Net Loss	$ (794,514)	$ (2,211,223)

BNNano, Inc.
Balance Sheets
(Unaudited)

	December 31, 2021	December 31, 2020
ASSETS		
Cash	$ 553,769	$ 196,438
Total Current Assets	553,769	196,438
Non Current Assets		
Security Deposit	-	1,500
Patent	23,843	23,843
Equipment	515,525	482,607
Accumulated Depreciation	(448,049)	(415,131)
Other Receivables	575	-
Total non-current assets	91,894	92,819
Total assets	$ 645,663	$ 289,257
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Accounts Payable	$ -	$ -
Credit Card Debt	39,454	23,483
Note Payable, Current	-	44,231
Loan Fee	-	(6,086)
Total current liabilities	39,454	61,628
SAFE Notes	1,465,000	1,465,000
PPP LOAN	-	61,800
Total non-current liabilities	1,465,000	1,526,800
Total Liabilities	1,504,454	1,588,428
Common Stock (100,000,000 shares authorized; 12,395,447 issued; no par value)	1,674,525	659,080
Additional paid in capital	2,785,699	2,566,250
Retained earnings (deficit)	(5,319,015)	(4,524,501)
Total Shareholders' deficit	(858,791)	(1,299,171)
Total liabilities and shareholders' deficit	$ 645,663	$ 289,257

BNNano, Inc.
Statements of Changes in Shareholders' Deficit
From December 31, 2019 - December 31, 2021
(Unaudited)

| | Common Stock | | Additional | Retained Earnings | Total Shareholders' |
	Shares	Amount	Paid-in-Capital	(Deficit)	Deficit
Balance, December 31, 2019	11,170,662	$ 407,680	$ 905,068	$ (2,253,975)	$ (941,227)
Issuance of Common Stock	598,576	251,400			251,400
Stock Option Vesting			1,661,179		1,661,179
Retained Earnings Adjustment				(59,303)	(59,303)
Net loss				(2,211,223)	(2,211,223)
Balance, December 31, 2020	11,769,238	$ 659,080	$ 2,566,250	$ (4,524,501)	$ (1,299,171)
Issuance of Common Stock via Reg CF	626,209	1,015,445	-	-	1,015,445
Capital contribution	-	-	219,449	-	219,449
Net loss	-	-	-	(794,514)	(794,514)
Balance, December 31, 2021	12,395,447	$ 1,674,525	$ 2,785,699	$ (5,319,015)	$ (858,791)

BNNano, Inc.
Statements of Cash Flows
(Unaudited)

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Cash flows from operating activities:		
Net loss	$ (794,514)	$ (2,211,223)
Adjustment to reconcile net loss to net cash used in operating activities	(61,800)	-
Changes in operating assets and liabilities:		
Depreciation expense	32,918	44,984
Amortization expense	6,086	-
Increase/(Decrease) in Credit Card Debt	15,971	(1,212)
(Increase)/Decrease in Security Deposit	1,500	-
(Increase)/Decrease in Other Receivables	(575)	-
Net cash used in operating activities	(800,414)	(2,167,451)
Cash flows from investing activities		
Pruchase Fixed Assets	(32,918)	(5,960)
Change in Patents	-	(11,171)
Net cash used in investing activities	(32,918)	(17,131)
Cash flows from financing activities:		
Increase in APIC	219,449	1,661,179
Proceeds from issuance of Common Stock via Reg CF	1,015,445	251,400
Increase in SAFE Notes	-	195,000
PPP Loan	-	61,800
Retained Earnings Adjustment	-	(59,301)
Change in Notes Payable	(44,231)	35,881
Net cash provided by financing activities	1,190,663	2,145,959
Cash at beginning of period	196,438	235,061
Net cash increase (decrease) for period	357,331	(38,623)
Cash at end of year	$ 553,769	$ 196,438
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ (5,826)	$ (5,593)
Interest	$ (3,302)	$ (5,690)
Non-cash financing activities:		
PPP Loan Forgiveness	$ 61,800	$ -